GOTHAM CAPITAL HOLDINGS, INC.

266 Cedar Street

Cedar Grove, NJ 07009

Securities and Exchange Commission

Washington, DC 20549

Re:

Gotham Capital Holdings, Inc.

Amended Preliminary Information Statement on Schedule 14C

Filed May 8, 2017

File No. 000-50773

To whom it may concern:

Please find our responses to the comments made on May 16, 2017

1. Please include the information required by Item 11(e) and Item 13(a)(1),(3) and (4) of Schedule 14A for Gotham Capital Holdings, Inc.  See Item 1 of Schedule 14C and Note A and Item 13(b)(2) of Schedule 14A.

The financial information required by Item 11(e) and Item 13(a)(1),(3) and (4) of Schedule 14A for Gotham Capital Holdings, Inc. has been included in Annex C, beginning on page 66.

2. Please update the financial information in Annex C for the quarter ended March 31, 2017.

The March 31, 2017 financial information for OXYS Corp. has been added to Annex C, beginning on page 66.

/s/Carmine Catizone

Gotham Capital Holdings, Inc.

May 26, 2017